Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Record Third Quarter Results
Revenue Increases 122% YoY to $12.3 million

Financial and Operational Highlights1

•	Revenues reached $12.3 million, up 122% versus last year
•	Best quarter in terms of krill oil sales volume in the last four years
•	Gross margin on sales rose to 25.9% compared to 23.8% last year
•	EBITDA[2] of $1.3 million compared to a non-IFRS operating loss[2] of $0.6 million last year, an improvement of $1.9 million
•	Net income of $11.2 million which includes a one-time royalty payment net of related legal fees
•	Settlement agreement with Aker Biomarine
•	Expanded worldwide distribution rights of MaxSimil
•	Healthy cash balance for the Nutraceutical segment of $6.8 million at quarter-end (excluding settlement proceeds)
Laval, Québec, CANADA – January 12, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ - TSX.NEPT), today announced its financial and operating results for the third quarter ended November 30, 2016. All amounts are in Canadian dollars.

Jim Hamilton, Neptune’s President and CEO commented, “For the third quarter, we’re excited to announce our best quarter ever. This quarter also marked significant year over year, as well as sequential, revenue growth.  Additionally, we are pleased to have reported a settlement agreement during the quarter ending all litigation with Aker Biomarine, proceeds from which we will see over the next 12 months.”

The specialty ingredients and Biodroga turnkey solutions businesses both performed well with more than 20% organic growth. In the specialty ingredients business, the addition of new customers and repeat sales at higher volumes from our existing customer base occurred. In the turnkey solutions business, an operational study has been completed and a new structure and operating processes to capitalize on great potential demand is now being implemented. Our objective is to grow this area by an average of 20% annually moving forward.   Moreover, new revenues from NKA, our feed ingredient product, as well as from MaxSimil were recorded.

“To reflect the change in our fiscal year-end, which will be comprised of 13 months, we now anticipate Fiscal 2017 revenues, excluding the settlement royalty with Aker Biomarine of $13.1 million, at approximately $48 million (from prior guidance of $45 million) and continue to anticipate double-digit Adjusted EBITDA margin,” concluded Mr. Hamilton.

_____________________
1 Neptune Nutraceutical Segment
2 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Nutraceutical Business Results

Third Quarter Financial Results
•	Nutraceutical revenues were $12.3 million for the three-month period ended November 30, 2016, versus $5.5 million for the same period last year.
•	Net income was $11.2 million for the current quarter, largely reflecting revenues from the royalty settlement, versus a net loss of $1.3 million in the prior year.
•	Adjusted EBITDA[1] was $1.3 million for the current quarter, compared to a Non-IFRS operating loss[1] of $0.6 million in the prior year.

The net income recorded for the quarter reflects royalty revenues of $13.1 million from the settlement agreement with Aker and an improvement of the Adjusted EBITDA. The Nutraceutical segment third quarter Adjusted EBITDA improvement was mainly driven by higher revenues and a stronger gross margin, in percentage and in dollars, related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution. The prior year net loss and Adjusted EBITDA also included unallocated production overhead costs.

Project Turbo, a company-wide initiative to drive efficiencies and operating performance, was put in place during the second quarter of Fiscal 2016. As of the end of this quarter, all of the expected cost savings of approximately $5.0 million were realized.

Year-to-Date Financial Results
•	Nutraceutical revenues were $35.1 million for the nine-month period ended November 30, 2016, versus $12.9 million for the same period last year.
•	Net income was $9.3 million for the nine-month period ended November 30, 2016, largely reflecting revenues from the royalty settlement, versus a net loss of $7.8 million in the prior year.
•	Adjusted EBITDA[1] was $3.2 million for the nine-month period ended November 30, 2016, compared to a Non-IFRS operating loss[1] of $5.4 million in the prior year.

The net profit recorded reflects improvement of the Adjusted EBITDA and royalty revenues from the settlement agreement with Aker. The Nutraceutical segment year-to-date Adjusted EBITDA improvement was mainly driven by higher revenues and a stronger gross margin, in percentage and in dollars, related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution. The prior year net loss and Adjusted EBITDA also included unallocated production overhead costs.

1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Consolidated Results (including Acasti Pharma)

Third Quarter Financial Results
•	Consolidated revenues totalled $12.1 million for the three-month period ended November 30, 2016, up from $5.5 million for the same period last year.
•	Net income was $9.4 million for the current quarter, largely reflecting revenues from the royalty settlement, versus a net loss of $2.9 million in the prior year.
•	Non-IFRS operating loss[1] was $0.5 million for the current quarter, versus $2.6 million in the prior year.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss1 of $1.7 million and a net loss of $2.4 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. In the corresponding period last year, Acasti recorded a Non-IFRS operating loss1 of $2.0 million and a net loss of $2.2 million.

Year-to-Date Financial Results
•	Consolidated revenues totalled $35 million for the nine-month period ended November 30, 2016, up from $12.6 million for the nine-month period ended November, 2015.
•	Net income was $3.2 million for the nine-month period ended November 30, 2016, versus a net loss of $10.5 million in the prior year.
•	Non-IFRS operating loss[1] was $2.5 million for the nine-month period ended November 30, 2016, versus $10.8 million in the prior year.

On a consolidated basis, the nine-month period ended November 30, 2016 includes a Non-IFRS operating loss1 of $5.7 million and a net loss of $7.9 million for Acasti. In the corresponding prior year period ending November 30, 2015, Acasti recorded a Non-IFRS operating loss1 of $5.4 million and a net loss of $4.4 million.

Consolidated cash and short term investments, including $2.8 million of restricted short term investments, were $12.6 million as at November 30, 2016, with $6.8 million for the Nutraceutical segment and $5.8 million for Acasti. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectations that they will be able to raise additional funds, assuming the successful completion of Acasti’s previously announced financing initiatives. On December 5, 2016, Acasti filed a preliminary short form prospectus.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlement and related costs and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, acquisition costs and insurance recoveries, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

Conference Call Details

Neptune will be holding a conference call on January 12, 2017, at 5:30 PM (ET) to present its results for the third quarter ended November 30, 2016.

Date:	Thursday, January 12, 2017

Time:	5:30 PM Eastern Time

Call:	1‐877-223-4471 (within Canada & the U.S.)
1-647-788-4922 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until February 12, 2017. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 39042107. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”).  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	James Carbonara
VP & CFO	Hayden IR
1.450.687.2262	1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com

Reconciliation of Net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Three-month period ended November 30, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	12,252	1	(112)	12,141
Gross margin	3,450	1	1	3,452
R&D	(340)	(1,684)	581	(1,443)
SG&A	(4,511)	(829)	–	(5,340)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,716	(2,512)	582	9,786
Net finance (cost) income	(697)	115	–	(582)
Income taxes	217	–	–	217
Net income (loss)	11,236	(2,397)	582	9,421

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	11,236	(2,397)	582	9,421
Add (deduct):
Depreciation and amortization	856	621	(581)	896
Finance costs	625	1	(6)	620
Finance income	(126)	(118)	6	(238)
Change in fair value of derivative assets and liabilities	198	2	–	200
Stock-based compensation	315	155	–	470
Income taxes	(217)	–	–	(217)
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Adjusted EBITDA (non-IFRS operating loss)[1]	1,271	(1,736)	1	(464)

 1 See “Caution Regarding Non-IFRS Financial Measures”.

Reconciliation of Net loss to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Three-month period ended November 30, 2015
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	5,515	5	–	5,520
Gross margin	1,648	3	–	1,651
R&D	(387)	(2,155)	581	(1,961)
SG&A	(2,824)	(481)	–	(3,305)
Insurance recoveries	500	–	–	500
Loss from operating activities	(1,063)	(2,633)	581	(3,115)
Net finance (cost) income	(243)	442	(11)	188
Net loss	(1,306)	(2,191)	570	(2,927)

Non-IFRS operating loss[1] calculation
Net loss	(1,306)	(2,191)	570	(2,927)
Add (deduct):
Depreciation and amortization	600	601	(581)	620
Finance costs	333	1	–	334
Finance income	(97)	(88)	–	(185)
Change in fair value of derivative assets and liabilities	7	(355)	11	(337)
Stock-based compensation	397	44	–	441
Insurance recoveries	(500)	–	–	(500)
Non-IFRS operating loss[1]	(566)	(1,988)	–	(2,554)

1 See “Caution Regarding Non-IFRS Financial Measures”.

Reconciliation of Net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Nine-month period ended November 30, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	35,093	8	(112)	34,989
Gross margin	9,554	8	1	9,563
R&D	(1,091)	(5,677)	1,742	(5,026)
SG&A	(10,197)	(2,252)	–	(12,449)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,383	(7,921)	1,743	5,205
Net finance (cost) income	(1,982)	41	(3)	(1,944)
Income taxes	(83)	–	–	(83)
Net income (loss)	9,318	(7,880)	1,740	3,178
Total assets	133,538	21,589	(45,085)	110,042
Cash and short-term investments (including restricted short-term investments)	6,759	5,843	–	12,602
Working capital[2]	15,628	4,421	1	20,050

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	9,318	(7,880)	1,740	3,178
Add (deduct):
Depreciation and amortization	2,388	1,843	(1,742)	2,489
Finance costs	1,976	15	(89)	1,902
Finance income	(226)	40	89	(97)
Change in fair value of derivative assets and liabilities	233	(96)	3	140
Stock-based compensation	985	430	–	1,415
Income taxes	83	–	–	83
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Acquisitions costs	38	–	–	38
Adjusted EBITDA (non-IFRS operating loss)[1]	3,179	(5,648)	1	(2,468)

1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Reconciliation of Net loss to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Nine-month period ended November 30, 2015
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	12,927	17	(342)	12,602
Gross margin	1,579	10	(85)	1,504
R&	(1,251)	(5,798)	1,828	(5,221)
SG&A	(8,610)	(1,615)	–	(10,225)
Insurance recoveries	1,224	–	–	1,224
Loss from operating activities	(7,058)	(7,403)	1,743	(12,718)
Net finance (cost) income	(670)	3,005	(68)	2,268
Net loss	(7,728)	(4,398)	1,675	(10,450)
Total assets	101,683	30,928	(46,069)	86,542
Cash and short-term investments	5,063	14,100	–	19,163
Working capital[2]	14,924	13,161	(50)	28,035

Non-IFRS operating loss[1] calculation
Net loss	(7,728)	(4,398)	1,675	(10,450)
Add (deduct):
Depreciation and amortization	1,790	1,784	(1,743)	1,831
Finance costs	996	3	–	999
Finance income	(392)	(921)	–	(1,314)
Change in fair value of derivative assets and liabilities	66	(2,087)	68	(1,953)
Stock-based compensation	1,084	201	–	1,285
Insurance recoveries	(1,224)	–	–	(1,224)
Non-IFRS operating loss[1]	(5,408)	(5,418)	–	(10,826)

1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.